Maverix Metals Inc.

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada

January 20, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maverix Metals Inc. – Request for Withdrawal of Registration Statement on Form F-10 (Registration No. 333-259236)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Maverix Metals Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-10 (Registration No. 333-259236), as originally filed with the Commission on September 1, 2021 (the “Registration Statement”), and which was amended and became effective on September 24, 2021. The Company confirms that no securities were sold pursuant to the Registration Statement or the short form base shelf prospectus contained therein.

Pursuant to the arrangement agreement dated November 9, 2022 (the “Arrangement Agreement”) between Triple Flag Precious Metals Corp. (“Triple Flag”) and the Company, Triple Flag acquired on January 19, 2023, all of the issued and outstanding common shares of the Company. In connection with the completion of the transactions contemplated by the Arrangement Agreement, the Company has terminated any and all offerings of its securities pursuant to the Registration Statement and is seeking withdrawal of the Registration Statement. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

If you have any questions regarding the foregoing, please contact me at (416) 304-9741.

Sincerely,

MAVERIX METALS INC.

/s/ Sheldon Vanderkooy
By: Sheldon Vanderkooy
Title: Assistant Secretary